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EXHIBIT 11

GOLDEN STATE VINTNERS, INC.

STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS (LOSS)

(IN THOUSANDS, EXCEPT PER SHARE DATA)

Basic and fully diluted earnings (loss) per share ("EPS") are determined as follows:

	Three Months Ended March 31,		Nine Months Ended March 31,
	2004	2003	2004	2003
Basic EPS Computation
Numerator:
Net income (loss)	$1,278	$(6,343)	$7,389	$(2,241)

Denominator:
Weighted average common shares	9,513	9,513	9,513	9,513

Basic EPS	$0.13	$(0.67)	$0.78	$(0.24)

Diluted EPS Computation
Numerator:
Net income (loss) and assumed conversions	$1,278	$(6,343)	$7,389	$(2,241)

Denominator:
Weighted average common shares outstanding	9,513	9,513	9,513	9,513
Stock options	131	—	29	—

Adjusted weighted average common shares	9,644	9,513	9,542	9,513

Diluted EPS	$0.13	$(0.67)	$0.77	$(0.24)

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  EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS